UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

☐	TRANSITION REPORT PURSUANT TO 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                  to

Commission file number: 1-7626

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:

Sensient Technologies Corporation Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

SENSIENT TECHNOLOGIES CORPORATION

777 EAST WISCONSIN AVENUE

MILWAUKEE, WISCONSIN 53202-5304

(414) 271-6755

SENSIENT TECHNOLOGIES CORPORATION

SAVINGS PLAN

FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001 AND

INDEPENDENT AUDITORS’ REPORT

INDEPENDENT AUDITORS’ REPORT

The Benefits Administrative Committee

Sensient Technologies Corporation

Savings Plan

Milwaukee, Wisconsin

We have audited the accompanying statements of net assets available for benefits of the Sensient Technologies Corporation Savings Plan (the “Plan”) as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

DELOITTE & TOUCHE LLP

Milwaukee, Wisconsin

May 2, 2003

SENSIENT TECHNOLOGIES CORPORATION SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2002 AND 2001

	2002	2001
ASSETS:
Investments at fair value—Interest in Sensient Technologies Corporation Master Defined Contribution Trust	$63,960,308	$71,805,595
Receivable from Sensient Technologies Corporation:
Contributions	2,107,363	2,123,045
Employee deposits	—	26,046

NET ASSETS AVAILABLE FOR BENEFITS	$66,067,671	$73,954,686

See notes to financial statements.

SENSIENT TECHNOLOGIES CORPORATION SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002	2001
Investment loss—Equity in net loss of Sensient Technologies Corporation Master Defined
Contribution Trust	$(6,025,439)	$(13,098,471)

Contributions:
Participants	4,814,717	3,977,867
Sensient Technologies Corporation	2,046,240	2,107,280

Subtotal	835,518	(7,013,324)

Withdrawals and distributions	(8,675,059)	(21,439,048)

Administrative expenses	(47,474)	(43,023)

Total deductions	(8,722,533)	(21,482,071)

Net decrease	(7,887,015)	(28,495,395)

Net assets available for benefits:
Beginning of year	73,954,686	102,450,081

End of year	$66,067,671	$73,954,686

See notes to financial statements.

SENSIENT TECHNOLOGIES CORPORATION SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

Note A—Accounting Policies:

The financial statements of the Sensient Technologies Corporation Savings Plan (the “Plan”) are prepared on an accrual basis. Assets of the Plan are stated at fair value.

Benefits are recorded when paid.

Certain administrative expenses incurred by the Plan are paid by Sensient Technologies Corporation (the “Company”) on behalf of the Plan or from Plan assets as determined by the Benefits Administrative Committee.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of increases and decreases in net assets during the reporting period. Actual results could differ from those estimates.

Note	B—Description of the Plan:

The following description of the Plan provides only general information. Participants should refer to the Plan agreement for a more comprehensive description of the Plan’s provisions.

The Plan is a defined contribution plan. Substantially all domestic employees of the Company, except for employees covered by collective bargaining agreements that do not expressly provide for participation in the Plan, are eligible to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Employees can contribute up to $11,000 of their eligible compensation. The Company makes matching contributions up to 4% of eligible compensation to those employees who are still employed with the Company at the end of the Plan year. All Company contributions are invested in common stock of the Company. Company contributions vest at 20% per year of credited service with the Company or upon termination due to death or disability. Amounts which have been forfeited in accordance with provisions of the Plan serve to reduce Company contributions. Forfeitures were approximately $145,854 and $64,732 for the years ended December 31, 2002 and 2001, respectively.

Plan assets may be invested in any type of investment that is legally permitted for employee retirement plans.

Participants direct the investment of their account balance into various investment options offered by the Plan. The Plan currently offers eight mutual funds and the Sensient Technologies Common Stock Fund as investment options for participants. Participants may revise their investment allocations daily.

The Plan allows participants to borrow funds from their account through the loan fund. All loans require approval by the Benefits Administrative Committee. Monthly payroll deductions are required to repay the loan over five years, or longer if the loan is used to acquire a principal residence. Loans bear interest at a rate of prime plus 1.5%. Unless loans are repaid in full at the time of retirement or termination, the amount of the loan becomes taxable income. Interest rates on outstanding loans range from 6.25% to 11.0% at December 31, 2002 and 7.0% to 11.0% at December 31, 2001.

The Plan may be terminated by the Company at any time. In the event of termination, participant accounts become fully vested.

SENSIENT TECHNOLOGIES CORPORATION SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

Note C—Sensient Technologies Corporation Master Defined Contribution Trust:

The Plan’s investments are held by the Sensient Technologies Corporation Master Defined Contribution Trust (the “Master Trust”), along with the investments of the Sensient Technologies Corporation Employee Stock Ownership Plan and the Sensient Technologies Corporation Transition Plan. Use of the Master Trust permits the commingling of assets of various employee benefit plans for investment and administrative purposes. Although plan assets are commingled, supporting records are maintained for the purpose of determining changes in each plan’s undivided and specifically allocated interest in the Master Trust.

Quoted market prices are used to determine the fair value of marketable securities. Shares of registered investment companies or collective trusts are stated at quoted market prices or withdrawal value. Investment income, realized gains and losses, and unrealized appreciation and depreciation of investments in the Master Trust are allocated to each plan participating in the Master Trust based upon the relationship of the individual interest of each plan to the total of the individual interests of all plans participating in the Master Trust.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income.

The Master Trust invests in various securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

The fair value of the net assets of the Master Trust as of December 31, 2002 and 2001 is as follows:

	2002	2001
Sensient Technologies Corporation common stock*	$60,598,009	$62,403,348
Fixed income funds	15,857,627	14,177,668
Equity funds	29,612,470	38,623,062
Promissory notes from participants	3,036,451	2,917,664

Net assets in Master Trust	$109,104,557	$118,121,742

Plan’s investment in Master Trust	$63,960,308	$71,805,595

Plan’s investment in Master Trust as a percent of total	58.62%	60.79%

*Party-in-interest

SENSIENT TECHNOLOGIES CORPORATION SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

Note C—(continued):

The net loss of the Master Trust for the years ended December 31, 2002 and 2001 is as follows:

	2002	2001
Dividends on Sensient Technologies Corporation common stock	$1,510,678	$1,677,331
Interest and other dividends	1,267,571	935,703
Net depreciation of investments based on quoted market prices	(4,438,312)	(18,787,901)

Net loss of Master Trust	$(1,660,063)	$(16,174,867)

Plan’s equity in net loss of the Master Trust	$(6,025,439)	$(13,098,471)

Note D—Plan Investments:

Investments of the Plan, held by the Master Trust, which represent 5% or more of the Plan’s net assets at December 31, 2002 and 2001 are as follows:

	2002	2001
Nonparticipant Directed
Sensient Technologies Corporation common stock*	$17,925,896	$16,250,742

Participant Directed
Sensient Technologies Corporation common stock*	4,176,399	6,169,144
M&I Fixed Income Fund	9,536,643	8,296,332
Fidelity Growth Company Fund	12,582,139	19,958,510
Fidelity Over-the-Counter Fund	5,299,714	6,978,342
Fidelity Balanced Fund	5,088,068	5,700,836

*Party-in-interest

SENSIENT TECHNOLOGIES CORPORATION SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

Note D—(continued):

During the years ended December 31, 2002 and 2001, net appreciation (depreciation) of the investments held by the Master Trust (including gains and losses on investments bought and sold, as well as held during the year) is as follows:

	2002	2001
Sensient Common Stock	$5,195,236	$(16,925,769)
Fixed Income Funds	0	612,875
Equity Funds	(9,633,548)	(2,475,007)

Net depreciation in fair value of investments—
Master trust	$(4,438,312)	$(18,787,901)

Note E—Nonparticipant Directed Investments:

Information about the net assets and the significant components of the changes in net assets relating to nonparticipant directed net assets of the Plan held by the Master Trust is as follows:

	2002	2001
Net Assets:
Sensient Technologies Corporation common stock*	$17,925,896	$16,250,742
Contributions receivable from Sensient Technologies Corporation	2,107,363	2,123,045

Non-participant directed net assets	$20,033,259	$18,373,787

	2002	2001
Changes in Net Assets:
Contributions	$2,046,240	$2,107,280
Dividends	440,341	454,107
Net appreciation (depreciation)	1,462,226	(1,915,796)
Withdrawals and distributions	(2,286,510)	(4,381,730)
Other	(2,825)	(24,833)

	$1,659,472	$(3,760,972)

*Party-in-interest

SENSIENT TECHNOLOGIES CORPORATION SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

Note F—Income Tax Status:

The Plan obtained its latest determination letter on August 14, 1996, in which the Internal Revenue Service stated that the Plan, as then designed, qualifies under Section 401 of the Internal Revenue Code, as amended. The Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, the plan administration believes that the Plan was qualified and the related trust was tax-exempt as of December 31, 2002.

Note	G—Benefits Payable:

As of December 31, 2002 and 2001, the Plan had benefits payable to persons who have elected to withdraw from participation in the earnings and operations of the Plan but have not yet been paid of $20,963 and $293,298, respectively.

SIGNATURES

The Plan.    Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefits plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Sensient Technologies Corporation Savings Plan

Date: June 26, 2003	By:	/s/ Christopher L. Lawlor
Name: Christopher L. Lawlor Title: Sensient Technologies Corporation Vice President—Human Resources; Chairman, Benefits Administrative Committee

EXHIBIT INDEX

Exhibit No.	Description

Exhibit 23	Consent of Independent Auditors

Exhibit 99.1	Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002